[Sonoma College, Inc. Letterhead]



                                January 24, 2006


VIA TELECOPIER (202) 772-9206 AND EDGAR
---------------------------------------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:        Mr. David Link
                  Mr. S. Thomas Kluck II
                  Division of Corporation Finance

            RE:   SONOMA COLLEGE, INC.
                  REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Dear Messrs. Link and Kluck:

            As Stephen Czarnik discussed with Mr. Kluck, Sonoma College, Inc.

            ("SONOMA") hereby requests acceleration of the effectiveness of Sonoma's registration statement on Form SB-2 (Reg. No. 333-120671), as amended (the "REGISTRATION STATEMENT"), pursuant to Rule 460 and Rule 461. We further request that the Registration Statement be declared effective by the staff of the Securities and Exchange Commission (the "COMMISSION") on January 25, 2006 at 9:00 am eastern standard time.

         We hereby acknowledge that:

         (a) should the Commission or the staff, acting pursuant to delegated authority, declare the prospectus effective, it does not foreclose the Commission from taking any action with respect to the prospectus;

         (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the prospectus effective, does not relieve Sonoma from its full responsibility for me adequacy and accuracy of the disclosure in the prospectus;

         (c) Sonoma may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

         (d) the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with the Commission's review of our filing or in response to the Commission's comments on our filing.

         We hereby confirm the fact that by requesting acceleration we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in Sonoma's registration statement.

         Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments. I thank you for your attention to this matter.

                                With kind regards,

                                /s/ Charles D. Newman
                                ---------------------
                                Charles D. Newman
                                President

                              COHEN & CZARNIK LLP
                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial: (212) 232-8323
Fax:         (212) 937-3870


                                       January 16, 2006


VIA TELECOPIER (202) 772-9206
-----------------------------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:     Mr. David Link
               Mr. S. Thomas Kluck II Division of Corporation Finance

         RE:   SONOMA COLLEGE, INC.
               REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Dear Messrs. Link and Kluck:

            As we discussed with Mr. Kluck, I am submitting this letter, on behalf of Sonoma College, Inc., in response to the comments from the staff of the Securities and Exchange Commission (the "COMMISSION") received from Mr. Kluck regarding Sonoma College's registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 8, dated January 13, 2006 for a preliminary review of our responses and inclusion in our Prospectus Filed pursuant to Rule 424.


STEELE NORTH AMERICA, INC. CONSORTIUM AGREEMENT. As we discussed, we have revised the prospectus to clarify the financial component of the Consortium Agreement with Steele North America, Inc. as follows:

Page 25 of the prospectus has been revised as follows (the revisions have been marked):

                  "On December 30, 2005, Sonoma and Steele North America, Inc. ("Steele"), a Delaware Corporation and leading training institute for protective services training, entered into an agreement whereby Sonoma will offer its on-line Associate of Applied Science Degree in Homeland Response and Emergency Management ("HREM") to Steele employees and candidates for their Executive/Dignitary Protection Program (E/DPTP); and Sonoma will offer its qualified students enrolled in its HREM program the option to perform certain of their semester three and/or four course work as an externship by attending Steele's E/DPTP. Steele shall promote the HREM to its employees, candidates and clients, and offer input for the continued development of the HREM program. The agreement provides that Sonoma is obligated to pay Steele a stipulated fee ($5,850, and prorated if a student terminates early) for each HREM student enrolled in the E/DPTP. THUS, WITH RESPECT TO EACH HREM STUDENT ENROLLED IN THE E/DPTP 53% OF NET TUITION AND FEES WILL BE EARNED BY SONOMA AND 47% BY STEELE. The agreement has an initial two-year term, which will renew for successive two-year terms unless cancelled by either party. Sonoma maintains primary responsibility for the administrative and academic oversight of the HREM program. Sonoma will be obligated to perform enrollment and registration, financial aid administration, record keeping, and grade reporting for all students enrolled through Steele. Steele will be required at its cost to hire qualified instructors to teach the E/DPTP. The agreement also provides that during its

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 16, 2006
Page 2 of 3


                  term and for a three-year period thereafter, Steele will not directly or indirectly compete with Sonoma in the Homeland Response and Emergency Management academic/education marketplace."

Page 44 of the prospectus has been revised as follows (the revisions have been marked):

                  "On December 30, 2005, Sonoma and Steele North America, Inc. ("Steele"), a Delaware Corporation and leading training institute for protective services training, entered into an agreement whereby Sonoma will offer its on-line Associate of Applied Science Degree in Homeland Response and Emergency Management ("HREM") to Steele employees and candidates for their Executive/Dignitary Protection Program (E/DPTP); and Sonoma will offer its qualified students enrolled in its HREM program the option to perform certain of their semester three and/or four course work as an externship by attending Steele's E/DPTP. Steele shall promote the HREM to its employees, candidates and clients, and offer input for the continued development of the HREM program. The agreement provides that Sonoma is obligated to pay Steele a stipulated fee ($5,850, and prorated if a student terminates early) for each HREM student enrolled in the E/DPTP. THUS, WITH RESPECT TO EACH HREM STUDENT ENROLLED IN THE E/DPTP 53% OF NET TUITION AND FEES WILL BE EARNED BY SONOMA AND 47% BY STEELE. The agreement has an initial two-year term, which will renew for successive two-year terms unless cancelled by either party. Sonoma maintains primary responsibility for the administrative and academic oversight of the HREM program. Sonoma will be obligated to perform enrollment and registration, financial aid administration, record keeping, and grade reporting for all students enrolled through Steele. Steele will be required at its cost to hire qualified instructors to teach the E/DPTP. The agreement also provides that during its term and for a three-year period thereafter, Steele will not directly or indirectly compete with Sonoma in the Homeland Response and Emergency Management academic/education marketplace."

Page F-37 of the prospectus has been revised as follows (the revisions have been marked): Note 6 - Subsequent Events . . .

                  "On December 30, 2005, Sonoma and Steele North America, Inc. ("Steele"), a Delaware Corporation and leading training institute for protective services training, entered into an agreement whereby Sonoma will offer its on-line Associate of Applied Science Degree in Homeland Response and Emergency Management ("HREM") to Steele employees and candidates for their Executive/Dignitary Protection Program (E/DPTP); and Sonoma will offer its qualified students enrolled in its HREM program the option to perform certain of their semester three and/or four course work as an externship by attending Steele's E/DPTP. Steele shall promote the HREM to its employees, candidates and clients, and offer input for the continued development of the HREM program. The agreement provides that Sonoma is obligated to pay Steele a stipulated fee ($5,850, and prorated if a student terminates early) for each HREM student enrolled in the E/DPTP. THUS, WITH RESPECT TO EACH HREM STUDENT ENROLLED IN THE E/DPTP 53% OF NET TUITION AND FEES WILL BE EARNED BY SONOMA AND 47% BY STEELE. The agreement has an initial two-year term, which will renew for successive two-year terms unless cancelled by either party. Sonoma maintains primary responsibility for the administrative and academic oversight of the HREM

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 16, 2006
Page 3 of 3


                  program. Sonoma will be obligated to perform enrollment and registration, financial aid administration, record keeping, and grade reporting for all students enrolled through Steele. Steele will be required at its cost to hire qualified instructors to teach the E/DPTP. The agreement also provides that during its term and for a three-year period thereafter, Steele will not directly or indirectly compete with Sonoma in the Homeland Response and Emergency Management academic/education marketplace."

         We would very much appreciate your prompt review of our responses as set forth above. As we discussed with Mr. Kluck, following your review of the foregoing, we would like to discuss our responses in order to make certain of your satisfaction. It is our understanding that following your satisfaction with our responses, we will immediately request acceleration pursuant to Rules 460 and 461 pending verification of the acceptable revisions and file our Prospectus Filed pursuant to Rule 424. If you have any comment or require any additional information, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

                                                     With kind regards,






cc:   Mr. Charles D. Newman, President
      Sonoma College, Inc.
      1304 South Point Blvd., Suite 280
      Petaluma, CA 94954